Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

The following interview with Howard Lutnick was posted to Bloomberg Markets and Finance:

00:00:00 Interviewer: Before we get to the SPAC and we get to Rumble, let's talk about the most important thing, which is your health. How are you?

Howard Lutnick: Well, about eight weeks ago, I was diagnosed with non-Hodgkins lymphoma. And you can go take a look on Rumble. I put a video to my 12,000 employees, just explaining how it's going. I feel good. My doctor said I'm not dying from this, so it's curable, it's treatable, and I'm halfway through. So, I'm sort of nine holes into an 18-hole event.

00:00:29 But you can tell. I feel good. And this is just not a fashion choice, that's all.

Interviewer: It's not a bad choice. It doesn't look [00:00:37 unintelligible], but it's good to hear this, and we wish you all the best.

Howard Lutnick: I can be in a Bruce Willis movie now. I can be in a Bruce Willis movie, don't you think?

Interviewer: You know, I sort of confused you with Bruce Willis there for a second, Howard. So, let's turn to Rumble. And you've been very active in SPACs, to put it that way, at Cantor Fitzgerald. But Rumble is a bit of a different creature here. It's got a pretty high profile in a lot of the United States.

00:01:00 Tell us why you did this.

Howard Lutnick: It's really, you know, a neutral network. Imagine a neutral network in America. You know, everybody's picking sides. These guys have just decided they're going to be neutral, down the middle, listen to voices, and let it be out there. So, in the last year, they went from 1.6 million users to 36 million users in one year. Third quarter 2020 to third quarter 2021. These are monthly active users. Can you imagine that?

00:01:29 Fifteen percent of U.S. YouTube's got about 200 million U.S. users, and that's where all the money is. These guys have 15 percent market share. Thirty million U.S. users in one year. This company is rock.

Interviewer: So, let's talk about that 1.6 to 30 million. How many of those were people who don't believe that President Trump actually lost the last election? Because they got a lot of attention over that dispute. And a lot of that traffic came from that part of the populace, did it not?

00:01:58 Howard Lutnick: It started with YouTube, obviously, deplatforming and deprioritizing conservative views. But after that, it's gone so much more than that. You know, last night I listened to Russell Brand talking. It was amazing. He was talking about Twitter and he was talking about the way it used to be, and now the way it's changed. And you know, everybody's got a different opinion. But you got comedians coming on. You got all sorts of people. UFC fighters. Everybody. Gamers, tons of gamers coming on. It's because they just want to not be censored.

00:02:28 And I think that's a huge, huge thing, to be a neutral network. Imagine, a neutral network. Of course, they'd like the 45th president's social media company. But of course, they'd like the 44th and the 46th too. I mean, why wouldn't you?

Interviewer: Fair enough. For the 45th president of the United States, Mr. Donald J. Trump, is starting his own media enterprise. Is this a competitor with that? What's the relationship between what President Trump is trying to start up and what Rumble's doing?

Howard Lutnick: Well, the thing about it - Rumble is a video distribution company, right? So they' had 8 billion minutes viewing last quarter per month.

00:03:01 So, they can distribute anything. So, the Trump Media Group and the DWAC SPAC is using Rumble for distribution, for cloud service distribution. And I can confirm that they have an arrangement together where Truth Social is going to paying Rumble to do distribution. It won't be their exclusive one, but they are going to be using Rumble. And Rumble is an extraordinary service provider. Because if you can put out video, you can certainly put out tweets, and what the president calls a truth. You can put those out, kind of easy stuff.

End of recording.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.